UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)*

ARCHROCK, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03957W106

(CUSIP Number)

Doug C. Kelly

c/o Old Ocean Reserves, LP

1111 Travis Street

Houston, Texas 77002

713-209-2495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Old Ocean Reserves, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,368,798
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,368,798

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,368,798
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 156,057,991 shares of common stock (“Common Stock”) outstanding as of October 26, 2023 as reported in the Issuer’s Form 10-Q filed November 2, 2023.

1.	Names of Reporting Persons Hildebrand Enterprises Company
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,368,798
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,368,798

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,368,798
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 156,057,991 shares of Common Stock outstanding as of October 26, 2023 as reported in the Issuer’s Form 10-Q filed November 2, 2023.

1.	Names of Reporting Persons Hildebrand Enterprises, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,368,798
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,368,798

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,368,798
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 156,057,991 shares of Common Stock outstanding as of October 26, 2023 as reported in the Issuer’s Form 10-Q filed November 2, 2023.

1.	Names of Reporting Persons Melinda B. Hildebrand
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,368,798
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,368,798

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,368,798
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 156,057,991 shares of Common Stock outstanding as of October 26, 2023 as reported in the Issuer’s Form 10-Q filed November 2, 2023.

1.	Names of Reporting Persons Jeffery D. Hildebrand
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,368,798
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,368,798

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,368,798
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 156,057,991 shares of Common Stock outstanding as of October 26, 2023 as reported in the Issuer’s Form 10-Q filed November 2, 2023.

Item 1. Security and Issuer.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed with the SEC on August 1, 2019, as amended by Amendment No. 1, filed on March 5, 2021, Amendment No. 2, filed on March 3, 2023, Amendment No. 3, filed on August 23, 2023, and Amendment No. 4, filed on October 2, 2023 (as amended, the “Original 13D” and, as amended by Amendment No. 5, the “Schedule 13D”) relates to the shares of Common Stock of Archrock Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9807 Katy Freeway, Suite 100, Houston, Texas 77024. Except as set forth herein, the Original 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Original 13D.

Item 4. Purpose of the Transaction.

On November 27, 2023, the Reporting Persons participated in a block trade in which they sold 2,000,000 shares of Common Stock for aggregate proceeds of $28,000,000 (the “Block Sale”).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated as follows:

(a)	The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 156,057,991 shares of Common Stock outstanding as of October 26, 2023 as reported in the Issuer’s Form 10-Q filed November 2, 2023. Each Reporting Person may be deemed to beneficially own 7,368,798 shares of Common Stock, constituting 4.7% of the shares of Common Stock outstanding.

(b)	The shares of Common Stock are held directly by Old Ocean Reserves, LP. Mr. and Mrs. Hildebrand, individually, have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock.

(c)	In addition to the shares of Common Stock sold in the Block Sale, the Reporting Persons sold shares of Common Stock in market transactions on the dates and in the amounts as follows:

Trade Date	Name	Amount Sold	VWAP*	VWAP Price Range
11/10/23	Old Ocean Reserves, LP	200	$13.80	$13.80 - $13.80
11/13/23	Old Ocean Reserves, LP	67,603	$13.82	$13.80 - $13.86
11/14/23	Old Ocean Reserves, LP	100,000	$14.03	$13.95 - $14.18
11/15/23	Old Ocean Reserves, LP	100,000	$14.14	$14.05 - $14.27
11/16/23	Old Ocean Reserves, LP	205,855	$14.03	$13.89 - $14.14
11/17/23	Old Ocean Reserves, LP	134,000	$14.41	$14.09 - $14.55
11/20/23	Old Ocean Reserves, LP	125,000	$14.60	$14.50 - $14.75
11/21/23	Old Ocean Reserves, LP	100,000	$14.46	$14.26 - $14.54
11/22/23	Old Ocean Reserves, LP	100,000	$14.28	$14.00 - $14.37
11/24/23	Old Ocean Reserves, LP	100,000	$14.54	$14.38 - $14.63
11/27/23	Old Ocean Reserves, LP	71,000	$14.54	$14.48 - $14.59

*	The prices reported in this Column are volume-weighted average prices. These shares were sold in transactions at prices that did not exceed the relevant $1 price range. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

Except as otherwise set forth in Item 4 and this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e)	As a result of the Block Sale, on November 27, 2023 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13D/A filed with the SEC on March 3, 2023).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 29, 2023

Old Ocean Reserves, LP

By: Hildebrand Enterprises Company, its general partner

By:	/s/ Douglas C. Kelly
	Name:	Douglas C. Kelly
	Title:	Secretary

Hildebrand Enterprises Company

By:	/s/ Douglas C. Kelly
	Name:	Douglas C. Kelly
	Title:	Secretary

Hildebrand Enterprises, LP

By:	/s/ Jeffery D. Hildebrand
	Name:	Jeffery D. Hildebrand
	Title:	President and Chief Executive Officer,
Hildebrand Enterprises Company, its general partner

Jeffery D. Hildebrand

By:	/s/ Jeffery D. Hildebrand

Melinda B. Hildebrand

By:	/s/ Melinda B. Hildebrand